                                  Filed by The Royal Bank of Scotland Group plc

                          This communication is filed pursuant to Rule 425 under
                                         The Securities Act of 1933, as amended.

                                           Subject Company: ABN AMRO Holding NV

                                              Commission File Number: 001-14624

                                                            Date: July 16, 2007

On July 16, 2007, Royal Bank of Scotland, Fortis and Santander issued the following joint press release:

16 July 2007 - Fortis, RBS and Santander Confirm Proposed Offer for ABN AMRO
of EUR38.40

Fortis,  RBS and  Santander  (collectively  "the  Banks")  today  confirm  their intention to proceed with their  proposed  offer for ABN AMRO. The value offered per ABN AMRO Share remains  unchanged at EUR38.40 and the cash  component of the proposed  offer is  increased  to  approximately  93%.  The  Banks  will  remove pre-conditions and conditions  relating directly to the LaSalle  Situation.  The
Banks have received  assurances  from ABN AMRO that their proposed offer will be dealt with on a level playing field.

The Banks intend to offer the  following  (the "Revised  Offer"),  through their acquisition vehicle RFS Holdings (subject to certain pre-conditions):

EUR38.40 per ABN AMRO Share, 13.7% above the value of Barclays' proposed
Offer(1)

Comprising EUR35.60 in cash plus 0.296 New RBS Shares

Under this Revised Offer,  the total  consideration  payable by the Banks to ABN
AMRO shareholders will be EUR71.1 billion.  The share of the consideration to be provided by each Bank will remain unchanged at the figures set out in the Banks'
announcement of 29 May 2007.

Approximately 93%, or EUR66 billion,  of the Revised Offer consideration will be payable in cash,  and the remaining  7%, or EUR5 billion,  will comprise New RBS
Shares.(2)  No element of the  consideration  will be  contingent on the LaSalle
Situation.

The  Revised  Offer  will be subject  to the  satisfaction  or waiver of certain conditions  customary  for  transactions  of  this  type  and  other  conditions including  those set out in the Banks'  announcement  of 29 May except  that the
Revised  Offer will not be  subject to  pre-conditions  or  conditions  relating directly to the LaSalle  Situation.  The  conditions  to the Revised  Offer will include ABN AMRO not having made or agreed to make any acquisitions or disposals of a material part of its business or assets, with the exception of the disposal of LaSalle.

The Banks are well  advanced in the process of making  filings for and receiving regulatory and competition approvals.  Approvals have already been received from a  number  of  regulatory  authorities,  including  the  UK  Financial  Services
Authority.

The Banks intend to issue offer documentation and to make a public SEC filing as soon as possible following the completion of review processes by the AFM and the
UKLA.

The Banks firmly  believe that the Revised Offer is the most valuable  option available  to ABN AMRO  shareholders.  The Banks  continue  to believe  that the acquisition  of ABN AMRO by the Banks  will  deliver  significant  benefits  for customers and employees.

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(1) Based on the price of RBS Ordinary Shares of 640.0p at the close of business on 13 July 2007 and on the value of  Barclays'  proposed  offer on the basis set out in the Banks' announcement of 29 May 2007
(2) Based on undiluted number of shares, as set out in Appendix IV of the Banks'
announcement of 29 May 2007

Capitalised terms in this announcement are as defined in the Banks' announcement of 29 May 2007, unless otherwise defined in this announcement.

Important Information

This  announcement  is made pursuant to article 9b(1) of the Dutch Decree on the
Supervision of the Securities Trade 1995.

In connection with the proposed offer for ABN AMRO, RBS expects to file with the
U.S.  SEC a  Registration  Statement  on  Form  F-4,  which  will  constitute  a prospectus,  and the Banks expect to file with the SEC a Tender Offer  Statement on Schedule TO and other  relevant  materials.  INVESTORS  ARE URGED TO READ ANY
DOCUMENTS  REGARDING  THE  PROPOSED  OFFER IF AND WHEN  THEY  BECOME  AVAILABLE,
BECAUSE  THEY WILL  CONTAIN  IMPORTANT  INFORMATION.  Investors  will be able to obtain  a  copy  of  such  documents,  without  charge,  at  the  SEC's  website
(http://www.sec.gov)  once such documents are filed with the SEC. Copies of such documents may also be obtained  from each Bank,  without  charge,  once they are filed with the SEC.

This communication  shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction  in which such offer,  solicitation or sale would be unlawful prior to  registration  or  qualification  under  the  securities  laws  of  any  such jurisdiction. This press release is not an offer of securities for sale into the
United  States.  No offering of  securities  shall be made in the United  States except pursuant to registration under the US Securities Act of 1933, as amended, or an exemption therefrom.

Forward-Looking Statements

This  announcement   includes  certain   "forward-looking   statements".   These
statements are based on the current  expectations of the Banks and are naturally subject to  uncertainty  and changes in certain  circumstances.  Forward-looking statements include any statements related to the benefits or synergies resulting from a transaction with ABN AMRO and, without limitation,  statements  typically
containing  words  such  as  "intends",  "expects",  "anticipates",   "targets",
"plans",   "estimates"   and  words  of  similar   import.   By  their   nature,
forward-looking  statements involve risk and uncertainty  because they relate to events and depend on  circumstances  that will occur in the future.  There are a number of factors that could cause  actual  results and  developments  to differ materially from those expressed or implied by such  forward-looking  statements.
These  factors  include,  but are not limited to, the presence of a  competitive offer for ABN AMRO,  satisfaction  of any  pre-conditions  or  conditions to the proposed  offer,  including the receipt of required  regulatory  and  anti-trust approvals,  the successful  completion of the offer or any subsequent compulsory acquisition procedure, the anticipated benefits of the proposed offer (including anticipated synergies) not being realized, the separation and integration of ABN
AMRO and its assets among the Banks and the  integration of such  businesses and assets by the Banks being  materially  delayed or more costly or difficult  than expected, as well as additional factors, such as changes in economic conditions, changes in the  regulatory  environment,  fluctuations  in interest and exchange rates,  the outcome of  litigation  and  government  actions.  Other  unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements. None of the Banks undertake any obligation to update publicly or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

Any  offer  made in or into the  United  States  will  only be made by the Banks and/or RFS Holdings directly or by a dealer-manager  that is registered with the
SEC.

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Fortis N.V., Archimedeslaan 6, 3584 BA Utrecht,  Netherlands;  Fortis SA/NV, Rue
Royale 20, 1000 Brussels, Belgium

The Royal Bank of Scotland  Group plc, Head Office,  Gogarburn,  Edinburgh  EH12
1HQ,  U.K.  Registered  Office,  36 St Andrew  Square,  Edinburgh  EH2 2YB, U.K.
Registered in Scotland No 45551

Banco Santander, S.A., Ciudad Grupo Santander,  Avenida de Cantabria, s/n, 28660
Boadilla del Monte, Madrid, Spain